Invesco PowerShares

Leading the Intelligent ETF Revolution

Filed pursuant to Rule 433 | Registration Statement No. 333-162195 | Dated Sept. 29, 2009

PowerShares DB Exchange Traded Notes

In 2008, Invesco PowerShares expanded its relationship with Deutsche Bank (DB) to offer the first exchange-traded products that provide investors a cost-effective and convenient way to take a long, short or leveraged view on the performance of some of the most important commodities in the world.

PowerShares DB Exchange Traded Notes: Understanding the Basics

Definition: PowerShares DB Exchange Traded Notes (ETNs) are senior, unsecured obligations issued by Deutsche Bank that are linked to the performance of specific indexes. The indexes are designed to reflect the performance of respective futures contracts.

Mechanics: Investors can buy and sell the PowerShares DB ETNs on the NYSE Arca or receive a cash payment at the scheduled maturity or early redemption, based on the performance of the index less investor fees. Investors may offer the PowerShares DB ETNs to Deutsche Bank for obligatory repurchase in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement.

In the secondary market, the notes track the value of the index because DB's obligatory repurchase price is a function of the index value.

Hedging: Deutsche Bank may use the proceeds from the sale of PowerShares DB ETNs to enter into transactions to maintain and adjust a hedge against its obligations. Such transactions may involve the sale or purchase of futures contracts, options or other derivative instruments with returns linked to the performance of one or more indexes or their components.

Leveraged ETNs

The leveraged PowerShares DB ETNs offer investors two times the exposure to the monthly performance or inverse monthly performance of the respective index, plus the monthly T-Bill Index return, subject to the investor fee of 0.75% per year.

PowerShares DB ETNs reset their leverage on a monthly basis. The reset schedule can significantly affect returns and should be understood prior to investing.

The following three tables are for illustrative purposes only and are not intended as a recommendation to buy or sell. They illustrate how different leverage resetting schedules can impact returns in different market environments.

Scenario 1

	Monthly Leverage Report					Daily Leverage Reset				
	Base Index	Calc. Base	% Change	Daily Value	Implied Leverage	Base Index	Calc. Base	% Change	Daily Value	Implied Leverage
Day 1	100.00	–	–	100.00	–	100.00	–	–	100.00	–
Day 2	110.00	100.00	10.00%	120.00	200%	110.00	100.00	10.00%	120.00	200%
Day 3	100.00	100.00	-10.00%	100.00	183%	100.00	110.00	-9.09%	98.18	200%

Scenario 2

	Monthly Leverage Report					Daily Leverage Reset				
	Base Index	Calc. Base	% Change	Daily Value	Implied Leverage	Base Index	Calc. Base	% Change	Daily Value	Implied Leverage
Day 1	100.00	–	–	100.00	–	100.00	–	–	100.00	–
Day 2	110.00	100.00	10.00%	120.00	200%	110.00	100.00	10.00%	120.00	200%
Day 3	120.00	100.00	10.00%	140.00	183%	120.00	110.00	9.09%	141.82	200%

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

Scenario 3

	Monthly Leverage Report					Daily Leverage Reset				
	Base Index	Calc. Base	% Change	Daily Value	Implied Leverage	Base Index	Calc. Base	% Change	Daily Value	Implied Leverage
Day 1	100.00	–	–	100.00	–	100.00	–	–	100.00	–
Day 2	90.00	100.00	-10.00%	80.00	200%	90.00	100.00	-10.00%	80.00	200%
Day 3	80.00	100.00	-10.00%	60.00	225%	80.00	90.00	-11.11%	62.22	200%

The difference in performance between daily and monthly leverage resetting arises from the difference in the base amount used for calculation. For monthly leverage resetting, one base is used for the entire calendar month. For daily leverage resetting, each closing value becomes the base for the next day's calculation.

Monthly leverage reset calculation:
(Daily Closing Value - Day 1 Base) / Day 1 Base

Daily leverage reset calculation:
(Daily Closing Value - Previous Day Closing Value) / Previous Day Closing Value

Discovery

The objective of this series is to offer timely investing perspectives on current trends and events. Wide-ranging and educational in nature, these pieces will attempt to offer actionable ideas to help investors optimize their approach to investing.

For more Discovery briefs, please visit www.invescopowershares.com/resources/discovery

PowerShares DB ETN Versus PowerShares DB ETF Structure

- PowerShares DB ETNs are senior unsecured obligations of Deutsche Bank AG London. The underlying securities contained in PowerShares DB ETFs are held in the master fund.
- Although the tax consequences of an investment in the PowerShares DB ETNs are uncertain, we believe it is reasonable to treat the PowerShares DB ETNs as prepaid financial contracts for federal income tax purposes. PowerShares DB ETFs are currently treated as partnerships for U.S. federal income tax purposes and the securities contained in the master fund are marked to market for tax purposes each year.
- Holders of PowerShares DB ETNs currently receive Form 1099 for tax purposes when they sell their ETNs. Holders of PowerShares DB ETFs receive Form K-1 for tax purposes.[1]

[1] Deutsche Bank AG, London Branch, Invesco PowerShares and their affiliates do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties and (ii) was written to support the promotion or marketing of the transactions or matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

PowerShares DB ETNs

Agriculture

DAG PowerShares DB **Agriculture Double Long** ETN
AGF PowerShares DB **Agriculture Long** ETN
ADZ PowerShares DB **Agriculture Short** ETN
AGA PowerShares DB **Agriculture Double Short** ETN

Base Metals

BDD PowerShares DB **Base Metals Double Long** ETN
BDG PowerShares DB **Base Metals Long** ETN
BOS PowerShares DB **Base Metals Short** ETN
BOM PowerShares DB **Base Metals Double Short** ETN

Commodity

DYY PowerShares DB **Commodity Double Long** ETN
DPU PowerShares DB **Commodity Long** ETN
DDP PowerShares DB **Commodity Short** ETN
DEE PowerShares DB **Commodity Double Short** ETN

Crude Oil

OLO PowerShares DB **Crude Oil Long** ETN
SZO PowerShares DB **Crude Oil Short** ETN
DTO PowerShares DB **Crude Oil Double Short** ETN

Gold

DGP PowerShares DB **Gold Double Long** ETN
DGZ PowerShares DB **Gold Short** ETN
DZZ PowerShares DB **Gold Double Short** ETN

For further details on how you can use PowerShares DB ETNs in your clients'
portfolios please call 800 983 0903 or email info@powershares.com.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting
powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at
www.sec.gov. Alternatively, you may request a prospectus by calling 800 983
0903, or you may request a copy from any dealer participating in this offering.

The PowerShares DB ETNs are not suitable for all investors and should be utilized only by sophisticated investors who understand leverage risk and the consequences of seeking monthly leveraged investment results, and who intend to actively monitor and manage their investments. Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment.
Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.

The PowerShares DB ETNs are senior unsecured obligations of Deutsche Bank AG,
London Branch, and payment of the amount due on the PowerShares DB ETNs is dependant on Deutsche Bank AG, London Branch's ability to pay. The PowerShares
DB ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in PowerShares DB ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity, leveraged losses and credit risk. Investing in the
PowerShares DB ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the
PowerShares DB ETNs is zero, your investment will expire worthless.

An investment in the PowerShares DB ETNs is not suitable for all investors.

The PowerShares DB ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares
DB ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB ETNs. Sales in the secondary market may result in losses.

The market value of the PowerShares DB ETNs may be influenced by many unpredictable factors, including, among other things, volatile prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB ETNs are concentrated in single commodity sectors, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares(R) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC and Invesco Aim
Distributors, Inc. are indirect, wholly owned subsidiaries of Invesco Ltd.

An investor should consider the PowerShares DB ETNs' investment objectives, risks, charges and expenses carefully before investing.

(C) 2009 Invesco PowerShares Capital Management LLC

P-DB-ETNS-DISC-1-E  09/09     www.powersharesetns.com        800        983 0903